UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Tecumseh Products Company
(Name of Issuer)

Class A Common Stock, $1.00 par value
Class B Common Stock, $1.00 par value
(Title of Class of Securities)

Class A - 878895200
Class B - 878895101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 878895200/878895101	13G	Page 2 of 8 Pages

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Roumell Asset Management, LLC (“RAM”) 52-2145132
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power Class A - 631,047 Class B - 275,380
	7.	Sole Dispositive Power Class A - 631,047 Class B - 275,380
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A - 631,047 Class B - 275,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Class A - Approximately 4.7% (based on the 13,401,938 shares of Class A common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

Class B - Approximately 5.4% (based on the 5,077,746 shares of Class B common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

12.	Type of Reporting Person IA

CUSIP Nos. 878895200/878895101	13G	Page 3 of 8 Pages

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). James C. Roumell (“Roumell”)
2.	Check the Appropriate Box if a Member of a Group	(c) ☐ (d) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Class A - 4,180 Class B - 5,700
	6.	Shared Voting Power Class A - 631,047* Class B - 275,380*
	7.	Sole Dispositive Power Class A – 635,227* Class B – 281,080*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A – 635,227* Class B – 281,080*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11.
Percent of Class Represented by Amount in Row (9)

Class A - Approximately 4.7% (based on the 13,401,938 shares of Class A common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

Class B - Approximately 5.5% (based on the 5,077,746 shares of Class B common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

12.	Type of Reporting Person IN

*
Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares held by RAM.

CUSIP Nos. 878895200/878895101	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Tecumseh Products Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1136 Oak Valley Drive, Ann Arbor, Michigan 48108

Item 2(a).	Name of Persons Filing:

1. Roumell Asset Management, LLC
2. James C. Roumell

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2 Wisconsin Circle, Suite 660, Chevy Chase, MD  20815

Item 2(c).	Citizenship:

1. RAM – Maryland
2. Roumell – U.S.A.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $1.00 par value
Class B Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:

Class A - 878895200
Class B - 878895101

Item 3.	If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☒*	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒*	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*
RAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Roumell is the President of RAM and holds a controlling percentage of its outstanding voting securities.  Roumell is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).

CUSIP Nos. 878895200/878895101	13G	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Items 5-11 on the cover sheets of this Schedule 13G.

(b)	Percent of class:

Class A - Each approximately 4.7% (based on the 13,401,938 shares of Class A common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

Class B - RAM approximately 5.4% and Roumell approximately 5.5% (based on the 5,077,746 shares of Class B common stock outstanding as of October 31, 2009, as reported on the Issuer’s Quarterly Report on Form 10Q for the quarter ended September 30, 2009).

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote	Class A - 4,180 (by Roumell)
Class B - 5,700 (by Roumell)

(ii)	Shared power to vote or to direct the vote	Class A - 631,047 (through RAM)
Class B - 275,380 (through RAM)

(iii)	Sole power to dispose or to direct the disposition of	Class A - 635,227 (see Item 6 below)
Class B - 281,080  (see Item 6 below)

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

RAM has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to RAM may be revoked in whole or in part at any time.

Roumell is President of RAM and beneficially owns a controlling percentage of its outstanding voting securities.  Roumell is joining in this Schedule 13G because, as a result of his position with and ownership of securities of RAM, Roumell could be deemed to have voting and/or investment power with respect to the shares beneficially owned by RAM.  Roumell disclaims any deemed beneficial ownership in securities held by RAM, except to the extent of his pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution Group.

Not applicable.

CUSIP Nos. 878895200/878895101	13G	Page 6 of 8 Pages

Item 10.	Certification.

By signing below, the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly disclaimed, except to the extent of their respective pecuniary interest therein.

CUSIP Nos. 878895200/878895101	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)

/s/ James C. Roumell
(Signature)

Roumell Asset Management, LLC
By: James C. Roumell, President
(Name/Title)

February 12, 2010
(Date)

/s/ James C. Roumell
(Signature)

James C. Roumell
(Name)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $1.00, of Tecumseh Products Company (“Tecumseh”) and the Class B Common Stock, par value $1.00, of Tecumseh, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint filing Agreement as of this 12th day of February 2010.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President